FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 13TH OF MARCH 2014

1.            DATE, TIME AND PLACE: On the 13th of March 2014, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4.            AGENDA: Resolutions to be voted: (i) submission to the General Shareholders’ Meeting of the management’s proposal for the distribution of profits of the fiscal year of 2013; (ii) submission to the General Shareholders’ Meeting of the proposal of Capital Budget; (iii) submission to the General Shareholders’ Meeting of the proposal of establishment of the global annual compensation for the managers (Board of Executive Officers, Board of Directors and assistant committees) and for the Fiscal Council; (iv) submission to the General Shareholders’ Meeting of the Management’s Discussion and Analysis about the Company’s financial situation (MD&A), pursuant to item 10 of the Company’s Formulário de Referência; (v) submission to the General Shareholders’ Meeting of the proposal of amendment to the Company’s By-Laws, in accordance with the recommendation of the Corporate Governance Committee; and (vi) call notice for the Company’s Annual and Extraordinary General Shareholders’ Meeting in order to resolve on the issues comprised herein, as well as to resolve on (vi.a) the Financial Statements regarding the fiscal year of 2013, as approved by the Board of Directors at the meeting held on February 13th, 2014; (vi.b) the 2014 Investment Plan, approved by the Board of Directors at the meeting held on December 11th, 2013; and (vi.c) confirmation, pursuant to article 256 of Law No 6.404/76, of the acquisition of shares issued by Nova Pontocom S.A., as approved by the Board of Directors at the meeting held on October 17th, 2013, including the hiring of PricewaterhouseCooper Corporate Finance & Recovery Ltda (“PwC”) as a specialized company responsible for evaluating the shares of Nova Pontocom S.A., as well as the valuation report prepared by PwC.

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5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and unanimously approved the following resolutions:

5.1.         To approve the submission to the Annual and Extraordinary Shareholders’ Meeting of the management’s proposal for the distribution of profits of the fiscal year of 2013.

5.2.             To approve the submission to the Annual and Extraordinary Shareholders’ Meeting of the proposal of Capital Budget.

5.3.             In accordance with the recommendation of the Human Resources and Compensation Committee at the meeting held on March 11th, 2014, to approve the submission to the Annual and Extraordinary Shareholders’ Meeting of the proposal for the global annual compensation for the managers and for the Fiscal Council to be paid in 2014, which, if approved by the Annual and Extraordinary General Shareholders Meeting, shall be divided as follows: (i) five million, six hundred and fourteen thousand, five hundred and ninety-six Reais  (R$ 5,614,596.00) to be paid to the Company’s Board of Directors, including its special committees; (ii) seventy-six million and nine hundred thousand Reais  (R$ 76,900,000.00) to be paid to the Company’s Board of Officers; and (iii) eight hundred and forty thousand Reais  (R$ 840,000.00) to be paid to the Fiscal Council, in case the shareholders require its installation.

5.4.             To approve the submission to the Annual and Extraordinary Shareholders’ Meeting of the Management’s Discussion and Analysis about the Company’s financial situation (MD&A), pursuant to item 10 of the Company’s Formulário de Referência, authorizing the disclosure of the above‐mentioned document for the purposes of the Annual and Extraordinary General Shareholders Meeting, pursuant to Article 3, III, of CVM Ruling 481/2009.

5.5.             In accordance with the recommendation of the Corporate Governance Committee at the meeting held on March 6th, 2014, to approve the the submission to the Annual and Extraordinary Shareholders’ Meeting of the proposal of amendment to the Company’s By-Laws.  The members of the Board of Directors also stressed that if the shareholders approve the amendment to the Company’s By-Laws, the Company’s Policy for Related Party Transactions, approved at the Board of Directors’ meeting held on February 13th, 2014, shall enter into force simultaneously with the new By-Laws.

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5.6.             To approve the call notice for the Company’s Annual and Extraordinary Shareholders Meeting to be held on the 16th of April, 2014, which agenda shall consists of the resolutions on the issues herein approved and on (i) the Financial Statements regarding the fiscal year of 2013, as approved by the Board of Directors at the meeting held on February 13th, 2014; (ii) the 2014 Investment Plan, as approved by the Board of Directors at the meeting held on December 11th, 2013; and (iii) confirmation, pursuant to article 256 of Law No 6.404/76, of the acquisition of shares issued by Nova Pontocom S.A., as approved by the Board of Directors at the meeting held on October 17th, 2013, including the hiring of PricewaterhouseCooper Corporate Finance & Recovery Ltda (“PwC”) as a specialized company responsible for evaluating the shares of Nova Pontocom S.A., as well as the valuation report prepared by PwC.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 13th of March, 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Julian Fonseca Peña Chediak. Jean-Charles Naouri, Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Ronaldo Iabrudi, Antoine Marie Lazare Giscard d’Estaing, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 17, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.